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                                   EXHIBIT 6


                                          Contact: Leland Speed
                                                Chairman of the Special
                                                Committee of the
                                                Board of Directors
                                                (601) 354-3555


              SPECIAL COMMITTEE REPORTS ON STATUS OF NEGOTIATIONS



    JACKSON, Miss. (May 22, 2000)--The Special Committee of the Board of Directors of KLLM Transport Services, Inc. (Nasdaq: KLLM) announced today that a group headed by Mr. Jack Liles, the Company's president, has withdrawn its bid to acquire the Company. The Special Committee continues in its efforts to seek a transaction with Low Acquisition Corporation that could be supported by the Company's Board of Directors or to seek other alternatives for enhancing the value of the Company.


    KLLM is an irregular-route truckload carrier, specializing in providing high quality transportation services in North America. Operations include over-the-road long- and regional-haul transportation services for both temperature-controlled and dry commodities.

    Investors are urged to read the original solicitation/recommendation statement and any amendments that may be filed by KLLM because the documents contain important information. Each of these documents has been or will be filed with the SEC, and investors may obtain a free copy of them at the SEC's Internet web site at http://www.sec.gov. These documents may also be obtained free from KLLM by directing such requests to KLLM Transport Services, Inc., Investor Relations, 135 Riverview Drive, Richland, Mississippi 39218.

                         KLLM TRANSPORT SERVICES, INC.
       Post Office Box 6098 - Jackson, Mississippi 39288 - (606) 939-2545